

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Peter J. Kremer
President and Chief Executive Officer
Pub Crawl Holdings, Inc.
3920 Ingraham Street #101
San Diego, CA 92109

> **Re: Pub Crawl Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 30, 2010**
> **File No. 333-169818**

Dear Mr. Kremer:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 3, 2010.

Summary of this Offering

Net Proceeds to the Company, page 7

1.   We note that your disclosure in response to prior comment 5 does not clearly show the proceeds that you would receive at varying levels. Please revise your disclosure in the prospectus summary, Use of Proceeds, Dilution, and the liquidity discussion in the Management's Discussion and Analysis to discuss the amounts that you would receive after expenses assuming 20%, 50% and 75% of the shares are sold. In addition, clearly state in each section, if true, that if you sell less than 20% of the offered shares, you will not be able to cover the offering expenses.

Risk Factors

There is a substantial doubt about our ability to continue as a going concern, page 9

2.   We note your revised disclosure in response to prior comment 6 regarding the impact of the auditors' going concern opinion. Please expand your risk factor to disclose the reasons why the auditors have expressed a going concern opinion. Specifically, the auditor's reports states that the company has not established a source of revenues sufficient to cover its operating costs, and as such, has incurred an operating loss since its inception. It appears that, at September 30, 2010, the company has only earned minimal

amounts of revenue, has no certainty of earning revenues in the future, has a working capital deficit and an accumulated deficit of $52,972 since inception.

Because our current President and Chief Executive Officer has other business interests…, page 11

3.   It appears that your response to prior comment 7 does not address the Management Agreement between the company and Peter Kremer which explicitly states that nothing in the agreement "shall in any way preclude Mr. Kremer from engaging in any business activities or from performing services for his own account or for the account of others, including for companies that may be in competition with the business conducted by the Company." We also note that you have not addressed whether the company has any policies and procedures for the review and approval of any transactions that may cause a conflict of interest.   Please revise.

Description of Securities, page 18

4.   In response to prior comment 11, you state that provisions in your charter that may make a change of control more difficult "include, but are not limited to, the ability of our board of directors to issue a series of preferred stock and the limited ability of stockholders to call a special meeting." This disclosure suggests that there may be additional provisions that may make a change of control more difficult. Please ensure that you discuss all material rights and liabilities of the holders of your securities, and that these rights and liabilities are disclosed in reasonable detail. In this regard, explain the "limited ability" that stockholders have to call a special meeting.

Description of Business

Our Industry, page 22

5.   We note that in response to prior comment 13 you have included a hyperlink to a third-party website. Please note SEC Release 33-7856, regarding the implications of including Internet addresses in your document.

Management Discussion and Analysis

Liquidity and Capital Resources, page 24

6.   We note that your response to prior comment 15 does not adequately address your capital needs in quantitative terms. Your discussion and analysis of liquidity and capital resources should provide an indication of the specific time period that you believe you will have sufficient cash to finance operations. The disclosure should also disclose the minimum dollar amount of funding that you require to conduct proposed operations for a minimum period of 12 months as well any material costs associated with becoming a

publicly reporting company. Please revise and tell us how you considered the guidance in FRC 501.03(a) and Section IV of SEC Release 33-8350.

Financial Statements

Statement of Cash Flows, page F-5

7.   We note your responses to prior comments 19 and 21. If the operating entity is the reporting entity, it is not clear why there would be any amounts assumed as part of the recapitalization reflected in your financial statements. Please advise. Also, you indicate in response to prior comment 19 that you have provided supplemental disclosure of non-cash investing and financing activities. Tell us where this disclosure is included in your audited financial statements.

8.   We note your responses to prior comments 20 and 21. If the operating entity is the reporting entity, it would appear that the proceeds from the note received by the operating entity would be reported in your statement of cash flows. Please advise.

Notes to Financial Statements

Note 3. Recapitalization, page F-18

9.   You indicate in response to prior comment 21 that you have amended your disclosure in Note 3 to describe the details of your accounting for the assignment agreement between Pub Crawl Holdings, Inc. and PubCrawl.com, LLC. Tell us where the disclosure has been revised in your audited financial statements. In addition, as previously requested, please explain, in reasonable detail, your accounting for the transaction. We note your disclosure on page F-8 referencing ASC 805-50. Identify the specific literature relied upon in your accounting. In this regard, tell us whether you have applied the subsections related to Transactions Between Entities Under Common Control, and, if so, what consideration you gave to ASC 805-50-45. Finally, please reconcile your disclosures throughout your filing indicating that the transaction was accounted for as a recapitalization with the disclosures indicating that the transaction was an acquisition.

10.   You disclose that the Company was incorporated on May 27, 2010. Explain why the date of inception is June 7, 2010. Also, please ensure that your disclosures throughout your filing indicate a common inception date. For example, we note that your audit report indicates that May 27, 2010 is the inception date.

Exhibit 5.1

11.   We note that the opinion does not reference a registration statement number, the date of filing, or the number of shares in the registration statement. Please revise the opinion to clearly reference the registration statement to which the opinion relates. In addition, it is

unclear why the opinion refers in the third paragraph to shares that "have been" issued. Please advise or revise as necessary.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile at (619) 330-1888</u>
        Wade D. Huettel
        Carrillo Huettel, LLP